Blucora, Inc.
601 108th Avenue NE, Suite 1200
Bellevue, WA 98004

August, 15 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathleen Collins, Accounting Branch Chief

Melissa Kindelan, Staff Accountant

Re: Blucora, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed March 9, 2012

Form 10-Q for Fiscal Quarter Ended March 31, 2012

Filed May 10, 2012

File No. 000-25131

Dear Ms. Collins and Ms. Kindelan:

Blucora, Inc. (the "Company") hereby advises the staff of the Securities and Exchange Commission (the "Staff") that the Company has received the Staff's letter dated July 19, 2012 (the "Comment Letter"), regarding the Staff's review of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2011 and its Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2012. Our responses to each comment are provided below. For the Staff's convenience, the comment from the Comment Letter is restated in bold italics prior to our response to that comment.

Form 10-K for Fiscal Year Ended December 31, 2011

Note 5. Stockholders' Equity, page 71

  With regards to the information provided in your response to prior comment 2, please explain further the following:
  How you determined that the CIG warrant met the scope requirements of ASC 505-50-15 at issuance. In this regard, please describe the goods or services provided by CIG (or Mr. Snyder) in exchange for this warrant and tell us over what period(s) such services will be performed;
  Your response refers to a counterparty performance condition. Identify the counterparty to whom you are referring and the specific performance condition/obligation;
  Why you believe the provision to extend the expiration date of the warrant based on the company's performance obligation scopes you into the guidance in ASC 505-50; and
  How you considered the terms of the warrant in determining that classification as equity (as opposed to a liability) was appropriate and provide the specific guidance you relied upon.

Response: The warrant was issued to CIG in return for consulting services to assist the Company with identifying and completing a business acquisition. We therefore determined that the warrant's terms met the provision of ASC 505-50-15-2(a), in that it was issued to acquire services from a non-employee by issuing, or offering to issue, our common shares. Additionally, the warrant grant does not meet any of the scope exceptions outlined in ASC 505-50-15-3 as the warrant was not issued to someone meeting the definition of an employee, related to employee stock ownership plans, nor was it issued in conjunction with a business combination.

The warrant was fully-vested when issued with a provision to extend its expiration date from three years to six years from the date of issuance in the event of a qualifying acquisition. CIG would receive no further consideration for consulting services other than the increased value of the warrant that would result from the extension of the warrant's expiration date upon a qualifying acquisition. Per the glossary in ASC 505-50, counterparty performance condition is defined as "Conditions that relate to the achievement of a specified performance target, for example, attaining a specified increase in market share for a specified product. A counterparty performance condition might pertain either to the performance of the entity as a whole or to some part of the entity, such as a division." We determined that closing a qualifying acquisition was a counterparty performance condition of Blucora, similar to example 5 provided at ASC 505-50-55-28, which outlines grantor accounting for transactions that do not have a performance commitment before counterparty performance is complete.

There were no significant penalties or damages for nonperformance, and as such we did not consider that CIG had a performance commitment. The terms of the warrant were not fixed until a qualifying acquisition occurred. We determined that until the counterparty performance occurred, ASC 505-50-30-22 and ASC 505-50-30-25 provided the relevant guidance as further supported by ASC 815-10-55-49.

We initially classified the warrant as equity (as opposed to a liability) in accordance with ASC 505-50-25-10 and the related guidance referenced therein. Specifically, we looked to the guidance in ASC 718-10-25-11, which states the following as it relates to share-based payments:

Options or similar instruments on shares shall be classified as liabilities if either of the following conditions is met:

a. The underlying shares are classified as liabilities.

b. The entity can be required under any circumstances to settle the option or similar instrument by transferring cash or other assets. A cash settlement feature that can be exercised only upon the occurrence of a contingent event that is outside the employee's control (such as an initial public offering) would not meet this condition until it becomes probable that event will occur.

Given that the warrant can only be settled by Blucora issuing common stock, which is not classified as a liability, and given that there is no circumstance under which Blucora could be required to cash settle the warrants, we concluded that equity classification was appropriate for the period of time in which the warrants were subject to the guidance of ASC 505-50.

Form 10-Q for Fiscal Quarter Ended March 31, 2012

Notes to the Condensed Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

2. We note your responses to prior comments 4, 5 and 6; however, it is unclear how you allocate revenue to the e-mail or phone taxpayer support services, which you describe as a separate element in response to comment 4, and when such revenue is recognized. We also note from your response to comment 6 that revenue from support services is recognized ratably over the period in which the returns are expected to be filed, however, this policy appears to apply to the unlimited e-file option that is available with your professional tax preparation software product. Tell us whether users have access to all e-mail or phone support services prior to making any payment. Further, assuming you recognize revenue from the entire arrangement when purchased and do not allocate any portion of the fee to e-mail or phone taxpayer support services, as you appear to imply in your response to comment 5, please tell us how you determined that this is appropriate and revise your disclosures in future filings to clarify your policy.

Response: Upon starting an online return, a user is required to select, but not pay for, one of the services offered, which are Free Federal Edition, paid Deluxe Federal Edition, or paid Ultimate Bundle (which is the Deluxe Federal Edition plus a state tax module). Phone taxpayer support services are bundled in the Deluxe and Ultimate offerings and they can be purchased separately by users of the Free Federal Edition. Email taxpayer support is part of all of our online return service offerings. Neither the online return nor the email taxpayer support is sold separately from the other. We have determined that the email taxpayer support does not have stand-alone value from the online return service.

If a customer contacts our taxpayer support services for phone assistance, we will not provide taxpayer support until that customer makes a payment for the Deluxe or Ultimate service, which include the phone taxpayer support services, or for the phone stand-alone taxpayer support service offered at an extra charge to users of the Free Federal Edition. Once a customer has paid for the service offering, revenue is allocated to the phone taxpayer support services based on the relative fair value, as vendor specific objective evidence (VSOE) exists for all elements, and recognized as the services are delivered. Historically, our online users have used the phone taxpayer support services within the same period that they opt to e-file or print their returns, which is the point that effectively represents the end of the phone taxpayer support services. Based upon this pattern of phone taxpayer support services utilization, we recognize revenue for phone taxpayer support services until the consumer e-files or prints their return, which marks the end of the service period. This is consistent with our staffing of the taxpayer support services desk which primarily has seasonal employees that only work through the April tax return filing deadline. We will update our disclosures in future filings to clarify our policy and will continue to monitor any changes in the service period.

3. We note from your disclosures on page 17 that the deluxe version of your tax preparation services include ancillary services such as data archiving. Describe further these data archiving services and tell us the average term over which you provide such services. Also, tell us how you determined that it is appropriate to recognize revenue upon the receipt of payment for these ancillary services.

Response: The only ancillary service included in the Deluxe version of our tax preparation services is taxpayer support services. All other ancillary services, including the Data Archiving Service (DAS), are sold on a stand-alone basis. The DAS allows a user unlimited access for the purpose of amending or printing the user's tax return. The service remains available to a user through the third year following the tax returns' due date. Revenue for DAS is recognized ratably over the period in which the return is available to the user.

In connection with the foregoing responses to the Comment Letter, we hereby acknowledge that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff's comments and request that the Staff contact the undersigned at (425) 201-8869 with any questions or comments regarding this letter.

Respectfully Submitted,

BLUCORA, INC.

/s/ Eric Emans

Eric Emans

Chief Financial Officer